Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Intention to Convert to a Growth Oriented
     Corporation and a Strategic Asset Disposition Program to Increase
     Financial Flexibility

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, March 18 /CNW/ - Advantage Energy Income Fund ("Advantage" or
the "Fund") is pleased to announce that the Board of Directors of Advantage
Oil & Gas Ltd., on behalf of the Fund has unanimously approved a conversion of the Fund to a growth oriented corporation which, subject to approval of
Advantage's unitholders as well as customary court and regulatory approvals, is anticipated to be completed on or about June 30, 2009. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of our Montney natural gas resource play at Glacier, Alberta where the Fund has demonstrated success in adding significant low cost natural gas reserves. The conversion will have the added benefit of removing the uncertainty surrounding the upcoming changes in Canadian tax law whereby the government will begin imposing taxes on income trusts on January 1, 2011.
     Our independent reserve evaluator, Sproule Associates Limited
("Sproule"), was engaged to complete a Montney resource assessment on our 89 section land block at Glacier. The Sproule Resource Assessment Report indicates that Advantage's Montney land holdings at Glacier are estimated to have 3.4 TCF of original raw natural gas-in-place with Advantage's working interest ownership of original raw natural gas-in-place at 2.9 TCF. The proven and probable raw natural gas reserves assigned as of December 31, 2008 to
Advantage's working interest ownership at Glacier represents 8% of the original raw natural gas-in-place in the Upper Montney and Lower Montney zones.
     Drilling activity in 2008 at Glacier resulted in reserve additions of 29 million boe at a Finding and Development cost of $3.48 per proven and probable boe before changes in future development capital ("FDC") and $13.14 per proven and probable boe including changes in FDC. Our 2008 drilling and production testing activity demonstrated horizontal well rates of 2.5 to 7.5 mmcfd (417 to 1,250 boe per day) which has reduced the future development risk. The Fund has identified a drilling inventory in excess of 440 locations based on our drilling results to date.
     The Fund also announces that it has retained Tristone Capital Inc. to assist with the disposition of properties producing up to 11,300 boe per day of light oil and natural gas properties. The net proceeds from these sales or sales of other oil and gas properties will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Advantage may also draw down its credit facilities in the future to redeem certain of the Fund's convertible debentures. Furthermore, as another step to increase
Advantage's financial flexibility and to focus on development and growth at
Glacier, Advantage will discontinue payment of cash distributions. Advantage intends to direct future cash flow towards capital expenditures and debt repayment. The conversion to a growth oriented corporation will not be contingent on the magnitude of asset sales completed.

     <<
     Montney Growth Potential at Glacier Drives Conversion Plan

     -   The Fund's 2008 drilling program resulted in the replacement of 285%
         of annual production at a Finding and Development cost of $7.61 per proven and probable boe before consideration of changes in FDC and
         $16.95 per proven and probable boe including the change in FDC (refer to Advantage year-end 2008 reserves press release dated March 5, 2009 for additional details).

     -   The majority of reserve additions in 2008 are attributed to our drilling program at Glacier where Advantage invested $101 million which resulted in proven and probable reserve additions of 29 million boe at a Finding and Development cost of $3.48 per boe before changes in FDC and $13.14 per boe including changes in FDC. Reserves were assigned to only 32 of our 89 sections of Montney acreage based on an average well density of 2.4 wells per section. Advantage currently has regulatory approval to drill 8 wells per section consisting of 4 wells in each of the Upper Montney and Lower Montney zones. Future delineation drilling is required to evaluate the undeveloped land potential in the remaining 57 sections. Based on our 2008 activity,
         Advantage has identified 440 future drilling locations with the potential to exceed 800 locations depending on the density of horizontal wells that may be drilled per section of land. Advantage anticipates that in excess of $2.5 billion will be required for this
         440 well development which is estimated to be economic at less than
         $5 per mcf.

     -   Activity undertaken to date in 2008 and 2009 at Glacier includes the drilling of 10 gross (8.7 net) horizontal wells and 13 gross (12.3 net) vertical wells. Horizontal wells have demonstrated production and test rates of 2.5 to 7.5 mmcfd (417 to 1,250 boe per day) from the Upper Montney and Lower Montney zones. Combined test results to date from the drilling program have demonstrated approximately
         40 mmcfd of initial productivity (9 gross horizontal wells and
         9 gross vertical wells have been tested).

     -   Advantage completed construction of a 22.5 kilometer pipeline in
         January 2009 with initial production of approximately 10 mmcfd of
         Montney natural gas. Additional compression facilities are scheduled for completion early in the second quarter of 2009 which will allow production to be increased to 20 to 25 mmcfd. Advantage plans to increase production capacity to 50 mmcfd in 2010 and to 100 mmcfd in
         2011 which will require additional vertical and horizontal drilling coupled with facilities expansion.

     -   Future development at Glacier will continue to focus on a balanced investment program directed at land retention and acquisition, vertical and horizontal drilling to prove up Montney reserves, and infrastructure expansion to increase production.

     Sproule Associates Limited Montney Resource Assessment

     -   An updated resource assessment completed by our independent reserve evaluator, Sproule Associates Limited ("Sproule") effective
         February 28, 2009 indicated that Advantage's Montney land holdings at
         Glacier are estimated to have 3.4 TCF of original raw natural gas-in-
         place. Advantage's working interest ownership of original raw natural gas-in-place is estimated to be 2.9 TCF in the Upper Montney and
         Lower Montney zones. The proven and probable raw natural gas reserves assigned as of December 31, 2008 to Advantage's working interest ownership at Glacier represents 8% of the original raw natural gas-
         in-place in the Upper Montney and Lower Montney zones.

     -   The ultimate raw recoverable gas volumes were estimated by Sproule based on the following range of recovery factors:

                          ----------------------------
                                             Recovery
                           Category           Factor
                          ----------------------------
                           Low Estimate         38%
                          ----------------------------
                           Best Estimate        52%
                          ----------------------------
                           High Estimate        66%
                          ----------------------------

     -   The following table sets out Sproule's estimate of Advantage's working interest sales gas volumes at Glacier:

         ---------------------------------------------------------------------
                      Ultimate Contingent Natural Gas Resource and Reserves
         ---------------------------------------------------------------------
                            Proven and       Additional   Ultimate Contingent
                         Probable Reserve    Contingent  Natural Gas Resources
                      at December 31, 2008   Resources        and Reserves
          Category            (TCF)             (TCF)             (TCF)
         ---------------------------------------------------------------------
          Low Estimate         .21                .8              1.01
         ---------------------------------------------------------------------
          Best Estimate        .21               1.1              1.31
         ---------------------------------------------------------------------
          High Estimate        .21               1.5              1.71
         ---------------------------------------------------------------------

     Asset Sales & Distributions Discontinued to Improve Financial Flexibility

     -   Advantage has initiated a process for the sale of certain assets located in Northeast British Columbia, West Central Alberta and
         Northern Alberta of up to 11,300 boe per day of production. Advantage has retained Tristone Capital Inc. to assist in this process and proposals are anticipated by mid May 2009.

     -   The selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe per day of production and contain both light oil and natural gas.

     -   The net proceeds from these sales or sales of other oil and gas properties will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Advantage may also draw down its credit facilities in the future to redeem certain of the
         Fund's convertible debentures.

     -   Advantage will discontinue cash distributions with the final cash distribution paid on March 16, 2009 to unitholders of record as of
         February 27, 2009.

     -   Going forward, Advantage does not anticipate paying dividends in the immediate future and will instead, direct cash flow to capital expenditures and debt repayment.

     Corporate Conversion

     -   The Board of Directors believes that conversion to a corporation combined with the asset disposition program and debt reduction initiative will position Advantage to pursue the significant development potential at Glacier and to continue development of our conventional assets. These changes will also allow Advantage to capitalize on future external opportunities that may materialize in the current environment.

     -   Assuming asset sales of approximately 10,000 to 11,300 boe per day of production are completed, Advantage will have the following attributes:

         -  Production of approximately 20,000 to 22,000 boe per day (60%
            natural gas, 40% oil and natural gas liquids) from a focused asset base.

         -  Annual cash flow estimate of approximately $145 to $155 million
            (based on $U.S. 45.00 WTI, $U.S. 4.25 per mcf Nymex, $0.78
            Cdn/U.S. and includes hedging contracts currently in place).

         -  A strong multi-year hedging program that will reduce cash flow volatility. It is expected that Advantage will continue to employ a systematic and disciplined hedging program into the future to ensure that a significant level of cash flow is available for capital program requirements. Advantage's current hedging program is summarized below:

            ------------------------------------------------------------------
                                             Natural gas         Crude Oil
            ------------------------------------------------------------------
            Year                          mmcfd   $Cdn/mcf   bbls/d  $Cdn/bbl
            ------------------------------------------------------------------
            2009                           58.2     $8.09     3,814    $69.38
            ------------------------------------------------------------------
            2010                           47.4     $7.46     2,000    $67.83
            ------------------------------------------------------------------

         -  A solid drilling inventory comprised of 440 Montney locations at
            Glacier and over 250 locations at other key conventional
            properties.

     -   Advantage will be in a stronger financial position to capitalize on the recently announced Alberta royalty incentive program which provides for a $200 per meter drilling royalty credit (subject to a ceiling based on company size) and a maximum 5% royalty rate for wells drilled or brought on-stream between April 1, 2009 and
         March 31, 2010.

     -   As at December 31, 2008, the Fund has approximately $1.8 billion of tax pools which can be used by Advantage to shelter future taxable income. In general, properties sold through the asset disposition program will reduce the pool balances in an amount equal to the sale proceeds.

     -   Under the planned conversion, Advantage unitholders will receive one share in the corporation for each Advantage trust unit they hold. The conversion is intended to be tax deferred for Canadian residents but will be a taxable event for a U.S. taxpayer. For a U.S. taxpayer, any gain or loss would be a capital gain or loss if Advantage units are held as capital assets; long term capital gains of non-corporate U.S.
         taxpayers are generally taxed at favorable rates and the
         deductibility of capital losses is subject to limitations.

     -   Following the completion of the conversion, Advantage will assume all the obligations of the Fund in respect of the Fund's outstanding convertible debentures.

     -   The planned conversion will be accomplished by plan of arrangement and requires the approval of Advantage unitholders, as well as customary court and regulatory approvals. A management information circular and proxy statement outlining the details of the conversion will be mailed to Advantage unitholders in connection with a unitholder meeting expected to be scheduled on or about June 29,
         2009. To be implemented, the conversion must be approved by not less than two-thirds of the votes cast by unitholders voting at the unitholder meeting. Closing of the conversion is anticipated to be on
         June 30, 2009.

     Financial Advisors

     -   RBC Capital Markets and Scotia Waterous Inc. are acting as financial advisors to Advantage.
     >>

     A conference call and webcast will be held on Thursday, March 19, 2009 at
9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at 1-800-595-8550. A replay of the call will be available from approximately
11:00 a.m. MST on March 19, until approximately midnight, April 2, 2009 and can be accessed by dialing toll free 1-877-289-8525. The passcode required for playback is 21301137 followed by the pound sign. A live web cast of the conference call will be accessible via the Internet on Advantage's website at
www.advantageincome.com.

     Advisory

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations;
volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of
Advantage and its business, please refer to it Annual Information Form dated
March 28, 2008 which is available on SEDAR at www.sedar.com.
     References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and
"behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Fund.
     Barrels of oil equivalent (boe) or billion of cubic feet of gas equivalent (BcfGE) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and a BcfGE conversion ratio has been calculated using a conversion rate of 1 million barrels of oil to six billion cubic feet of gas. "TCF" stands for trillion cubic feet of natural gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.
     This news release contains references to estimates of natural gas classified as discovered petroleum initially in place and contingent resources which are not, and should not be confused with, estimates of oil and gas reserves. "Discovered petroleum initially in place" is defined in the Canadian
Oil and Gas Evaluation Handbook (the "COGE Handbook") as the quantity of hydrocarbons that are estimated to be in place within a known accumulation.
Discovered petroleum initially in place is divided into recoverable and unrecoverable portions, with the estimated future recoverable portion classified as reserves and contingent resources. "Contingent resources" is defined in the COGE Handbook as the quantity of petroleum that is estimated to be potentially recoverable from known accumulations using established technology or technology under development which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the discovered petroleum initially in place or contingent resources. There are a number of contingencies associated with the development of the Montney resources relating to performance from new and existing wells, future drilling programs, the lack of infrastructure, well density per section, recovery factors and development necessarily involves known and unknown risks and uncertainties, including those risks identified in this press release. The estimates of discovered petroleum initially in place and contingent resources represents the best estimate, as defined in the COGE Handbook, of such resources. The contingent resources estimated by Sproule have not been adjusted for risk based on the chance of development. There is no certainty that the resources will be developed and, if developed, there is no certainty that it will be commercially viable to produce any portion of the reported contingent resources for the Montney zones.
     Finding and development costs have been calculated in accordance with section 5.15 of National Instrument 51-101 Standards of Disclosure for Oil and
Gas Activities which requires changes in FDC to be included in the calculation of finding and development costs. Advantage has also provided the calculation of future development costs excluding changes in FDC as indicated above. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year. The disclosure of finding and development costs does not include comparative information of finding and development costs for the years ended 2007 and 2006 as finding and development costs were not calculated for the Glacier properties for the years ended 2007 and 2006.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393;
Advantage Energy Income Fund, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 22:37e 18-MAR-09